UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

TODD SHIPYARDS CORPORATION

(Name of Subject Company (issuer))

NAUTICAL MILES, INC.

(Names of Filing Persons (offeror))

VIGOR INDUSTRIAL LLC

(Names of Filing Persons (parent of offeror))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

889039103

(CUSIP Number of Class of Securities)

Frank Foti

Vigor Industrial LLC

5555 N. Channel Avenue

Portland, Oregon 97217

(800) 505-1930

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

C. Kent Carlson

Kristy T. Harlan

K&L Gates LLP

925 4th Avenue, Suite 2900

Seattle, Washington 98104-1158

(206) 623-7580

CALCULATION OF FILING FEE

Transaction valuation*	Amount of Filing Fee**
$130,002,991.17	$15,093.35
*	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 5,787,231 shares of common stock, par value $0.01 per share (including 7,875 shares subject to forfeiture or restrictions on transfer), at $22.27 per share. The transaction value also includes the aggregate offer price for 27,840 shares of common stock underlying restricted stock units and 88,000 shares of common stock issuable upon the exercise of stock-settled appreciation rights with an exercise price less than $22.27 per share, calculated by multiplying the number of shares of common stock issuable pursuant to such stock-settled appreciation rights at each exercise price therefor by an amount equal to $22.27 minus such exercise price.

**	Calculated in accordance with Exchange Act Rule 0-11 by multiplying the transaction value by 0.00011610.

☒	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $15,093.35 Form or Registration No.: Schedule TO	Filing Party: Nautical Miles, Inc. Date Filed: December 30, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d–1.

☐	issuer tender offer subject to Rule 13e–4.

☐	going-private transaction subject to Rule 13e–3.

☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (as amended and supplemented, this “Schedule TO”) relating to the tender offer by Nautical Miles, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Vigor Industrial LLC, an Oregon limited liability company (“Parent”), for all of the outstanding common stock, par value $0.01 per share (the “Shares”), of Todd Shipyards Corporation, a Delaware corporation (“Todd”), at a price of $22.27 per share, net to the seller in cash, without interest and less any applicable withholding and transfer taxes, upon the terms and conditions set forth in the Offer to Purchase dated December 30, 2010 (collectively with any amendments and supplements thereto, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (collectively with any amendments and supplements thereto, the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, collectively constitute the “Offer.”

Items 1 through 9 and Item 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby revised as follows:

Items 1 through 9.

Items 1 through 9 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

(1)	Summary Term Sheet

The third sentence in the question “Do you have the financial resources to pay for all of the Shares that you are offering to purchase in the Offer?” is hereby amended and restated as follows:

“Subject to certain conditions, the Financing will be available to us to finance the Offer and the Merger, refinancing certain existing indebtedness of Parent and Todd and pay related fees and expenses and provide for ongoing working capital and for other general corporate purposes of Todd.”

(2)	Section 2—Acceptance for Payment and Payment for Shares is hereby amended as follows:

The first sentence of the first paragraph of Section 2 is amended and restated as follows:

“Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), we will accept for payment and will pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn pursuant to the Offer promptly in accordance with the requirements of Rule 14(e)-1(c) under the Exchange Act.”

(3)	Section 8—Certain Information Concerning Parent and Purchaser is hereby amended as follows:

(a) The third, fourth, fifth and sixth paragraphs of Section 8 are hereby amended and restated as follows:

“Additional Information. The name, business address, citizenship, present principal occupation and employment history for the past five years of each of the directors and executive officers of Parent and Purchaser, and the control persons of Parent and Purchaser, are set forth in Schedule I. None of Parent and Purchaser nor any of the persons listed in Schedule I has during the past five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Except as set forth elsewhere in this Offer to Purchase, (i) none of Parent and Purchaser nor any of the persons or entities listed in Schedule I beneficially owns or has a right to acquire any Shares or any other equity securities of Todd, and (ii) none of Parent and Purchaser nor any of the persons or entities referred to in clause (i) above or any of their executive officers, directors or subsidiaries has effected any transaction in the Shares or any other equity securities of Todd during the past 60 days.

Except as set forth elsewhere in this Offer to Purchase, (i) none of Parent and Purchaser nor any of the persons listed on Schedule I, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Todd and (ii) during the two years prior to the date of this Offer to Purchase, there have been no transactions that would require reporting under the rules and regulations of the SEC between Parent and Purchaser nor any of the persons listed in Schedule I, on the one hand, and Todd or any of its executive officers, directors and/or affiliates, on the other hand.

Except as set forth elsewhere in this Offer to Purchase, during the two years prior to the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between Parent and Purchaser nor any of the persons or entities listed in Schedule I, on the one hand, and Todd or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.”

(b) The seventh paragraph of Section 8 is hereby amended and restated as follows:

“We do not believe that Parent’s or Purchaser’s financial condition is relevant to a stockholder’s decision whether to tender Shares and accept the Offer because (i) Purchaser was organized solely in connection with the Offer and the Merger and, prior to the Expiration Date, will not carry on any activities other than in connection with the Offer and the Merger, (ii) the Offer is being made for all outstanding Shares solely for cash, (iii) if the Offer is consummated, Purchaser will acquire all remaining Shares in the Merger for the same cash price as was paid in the Offer such that Todd will be wholly-owned by Parent, (iv) Purchaser has received debt commitments, in the aggregate for sufficient funds to purchase all Shares validly tendered and not properly withdrawn in the Offer and, together with Todd’s working capital at the closing of the Merger, to acquire the remaining outstanding Shares in the Merger, and (v) if Purchaser does not receive the funds under the debt commitments, it will not consummate the Offer or the Merger.”

(4)	Section 9—Source and Amount of Funds is hereby amended as follows:

(a) The first paragraph of Section 9 is hereby amended and restated as follows:

“We estimate that we will need approximately $130 million to purchase all of the issued and outstanding Shares and to cash out all outstanding Todd restricted stock units and stock settled appreciation rights, approximately $12.5 million to pay related fees and expenses (of which, approximately $1.5 million has been paid or will be paid by Parent before the closing of the Offer out of Parent’s working capital), and approximately $29.7 million to repay indebtedness of Parent at the closing of the Merger. We have received a commitment from our lenders to provide us with (i) a senior secured credit facility in an aggregate amount of $145 million, comprised of a $120 million term loan facility and a $25 million revolving credit facility and (ii) mezzanine debt in the form of senior subordinated notes in an aggregate amount of $15 million. In addition, Mr. Foti is arranging to deposit $2 million in an escrow account with an independent third party that will be used to satisfy the condition in the debt financing commitments that Mr. Foti purchase $2 million in senior subordinated notes. We also anticipate using (a) the cash and cash equivalents and securities available-for-sale balances (including approximately $11.4 million of liquidity Todd is currently required to maintain to support obligations under existing letters of credit that will be replaced) of Todd, which were approximately $39 million in the aggregate as of October 3, 2010, together with (b) availability under the revolving credit facility, which we anticipate will total in excess of $37 million in the aggregate at closing, for these purposes. Subject to certain conditions, the debt financing commitments will be available to us to finance the Offer and the Merger, repay or refinance certain existing indebtedness of Parent and Todd, pay related fees and expenses and to provide ongoing working capital and for other general corporate purposes of the surviving corporation and Parent entities. The debt financing commitments are subject to certain conditions set forth in such commitments. If we do not receive the proceeds of the debt financing commitments, we will not be obligated to purchase Shares in the Offer. “

(b) The third paragraph of Section 9 is hereby amended and restated as follows:

“We believe that the financial condition of Parent, Purchaser and their respective affiliates is not material to a decision by a holder of Shares whether to tender such Shares in the Offer because (i) Purchaser was organized solely in connection with the Offer and the Merger and, prior to the Expiration Date, will not carry on any activities other than in connection with the Offer and the Merger, (ii) the Offer is being made for all outstanding Shares solely for cash, (iii) if Purchaser consummates the Offer, Purchaser will acquire all remaining Shares for the same cash price in the Merger such that Todd will be wholly-owned by Parent, , (iv) we have received debt commitments in respect of funds sufficient to purchase all Shares validly tendered and not withdrawn pursuant to the Offer, (v) the debt commitments, combined with Todd’s cash at the closing of the Merger, to acquire the remaining outstanding Shares in the Merger, and (vi) if Purchaser does not receive the funds under the debt commitments, it will not consummate the Offer or the Merger.”

(c) The last sentence of the fourth paragraph of Section 9 is hereby amended and restated as follows:

“The amounts to be borrowed under the Commitment Letters will be used for the purposes of financing the Offer and the Merger, refinancing certain existing indebtedness of Parent and Todd, paying fees and expenses incurred in connection with the Offer and the Merger and the transactions contemplated thereby and for providing ongoing working capital and for other general corporate purposes of the Purchaser and its subsidiaries.”

(d) The sixth paragraph of Section 9 is hereby amended and restated as follows:

“The availability of the Senior Secured Credit Facilities and the Mezzanine Debt is subject, among other things, to consummation of the Merger in accordance with the Merger Agreement (without modifications thereto that are adverse to the lead arrangers or lenders under such facilities without the consent of the commitment parties thereunder), the absence of a material adverse effect on Todd, minimum availability under the revolving credit facility, payment of required fees and expenses, confirmation of solvency, certain real estate and equipment appraisals, delivery of material consents, contemporaneous refinancing of certain indebtedness, purchase of $2 million in subordinated notes by Mr. Foti, delivery of certain historical and pro forma financial information, the execution of certain loan documents by Parent, Todd and their affiliates and, with respect to the Senior Secured Credit Facilities, the creation of security interests and the negotiation, execution and delivery of definitive documentation.”

(5)	Section 11—The Merger Agreement; Other Agreements is hereby amended as follows:

The last bullet in the second paragraph under the subheading “Merger Closing Conditions” in Section 11 is hereby amended and restated as follows:

•

“that Frank Foti, the President, Chairman and Manager of Parent, who owns 98% of the equity interests of Parent and whose presence is critical to the successful completion of the Offer and the Merger, has not died or become disabled.”

(6)	Section 15—Conditions of the Offer is hereby amended as follows:

(a) The thirteenth bullet in the first paragraph of Section 15 is hereby amended and restated as follows:

•

“Frank Foti, the President, Chairman and Manager of Parent, who owns 98% of the equity interests of Parent and whose presence is critical to the successful completion of the Offer and the Merger, has died or become disabled;”

(b) The second paragraph of Section 15 is hereby amended and restated as follows:

“For purposes of determining whether the Minimum Tender Condition has been satisfied and the determination as to whether the Top-Up can be exercised, as described above, Parent and Purchaser will exclude Shares tendered in the Offer pursuant to the guaranteed delivery procedures.”

(c) The fourth paragraph of Section 15 is hereby amended and restated as follows:

“The conditions described above are for the sole benefit of Parent and Purchaser and, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, may be waived by Parent and Purchaser in whole or in part at any time and from time to time in their sole discretion (other than the Minimum Tender Condition and the Competition Law Condition). The failure by Parent or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right that may be asserted at any time and from time to time; provided that all conditions, other than those subject to applicable law, will be satisfied or waived on or before the Expiration Date.”

Item 11.	Additional Information.

Item 11 of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

(a) The information set forth in the section of the Offer to Purchase entitled “Section 16—Certain Legal Matters; Regulatory Approvals” is hereby amended by adding the following paragraph at the end of the subsection entitled “Litigation”:

“On December 30, 2010, a class action complaint was filed by a purported stockholder of Todd in the Superior Court of King County, Washington, captioned Karl Graulich v. Todd Shipyards Corporation, et. al., Case No. 10-2-45398-9, in connection with the Merger Agreement, the Offer and the Merger. The complaint names as defendants Todd, each of the directors and executive officers of Todd, Woodbourne Partners, L.P. (a stockholder of Todd), Parent and Purchaser. The allegations contained in the complaint are substantially the same as the allegations in the Marshall complaint described above. The defendants have not yet responded to the complaint. Parent and Purchaser believe that the complaint is completely without merit and intend to vigorously defend against it.”

(b) The information set forth in the section of the Offer to Purchase entitled “Section 16—Certain Legal Matters; Regulatory Approvals” is hereby amended by adding the following sentence to the end of the second paragraph in the subsection entitled “Antitrust Compliance”:

“The waiting period for the Offer expired on January 7, 2011. On January 11, 2011, Parent and Todd issued a joint press release announcing the expiration of the HSR Act waiting period, a copy of which is filed as Exhibit (a)(1)(H).”

Item 12.	Exhibits.

Item 12 of the Schedule TO is amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(1)(H)	Joint Press Release issued by Todd Shipyards Corporation and Vigor Industrial LLC on January 11, 2011.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2010

NAUTICAL MILES, INC.

By:	/s/ Frank J. Foti

Name:	Frank J. Foti
Title:	President

VIGOR INDUSTRIAL LLC

By:	/s/ Frank J. Foti

Name:	Frank J. Foti
Title:	President